EXHIBIT 4.15

                               EXTENSION AGREEMENT

         This Extension Agreement is entered into as of the 13th day of August, 2008 by and between Spare Backup, Inc., a Delaware corporation (the "Company") and Gimmel Partners, LP, a __________ limited partnership (the "Holder").

                                 R E C I T A L S

         WHEREAS, on November 14, 2007 the Company issued the Holder a $2,500,000 principal amount Convertible Subordinated Promissory Debenture with a maturity date (the "Maturity Date") of November 14, 2008, a copy of which is attached hereto as Exhibit A and incorporated herein by such reference (the "Debenture").

         WHEREAS, the Debenture was initially convertible into shares of the Company's common stock at a conversion price of $0.50 per share.

         WHEREAS, in connection with the issuance and sale of the Debenture the Company issued the Holder three year common stock purchase warrants to purchase 5,000,000 shares of the Company's common stock at an exercise price of $0.33 per share (the "Warrants").

         WHEREAS, the Debenture contained a provision that reduced the conversion price of the Debenture upon certain occurrence and, as a result of these provisions, the conversion price of the Debenture and Warrants has heretofore been reduced to $0.25 per share.

         WHEREAS, the Company wishes to extend the Maturity Date of the Debenture and in consideration therefore has agreed to reduce the exercise price of the Warrants and the Holder has agreed to such an extension.

         NOW, THEREFORE, in consideration of the mutual promises set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         1. Recitals. The foregoing recitals are true and correct and are incorporated herein by such reference.

         2. Debentures and Warrants. The Maturity Date of the Debenture is hereby extended to August 14, 2009 and the exercise price of Warrants is to $0.25 per share. Except for the extension of the Maturity Date and the reduction in the exercise price of the Warrants, other than the previous adjustment in the conversion price of the Debenture, all other terms and conditions of the Debenture and the Warrants remain unchanged.

         3. Miscellaneous.

                  3.1 Entire Agreement; No Waiver. This Agreement and any instruments and agreements to be executed pursuant to this Agreement, sets forth the entire understanding of the parties hereto with respect to its subject matter, merges and supersedes all prior and contemporaneous understandings with respect to its subject matter and may not be waived or modified, in whole or in part, except by a writing signed by each of the parties hereto. No waiver of any provision of this Agreement in any instance shall be deemed to be a waiver of the same or any other provision in any other instance. Failure of any party to enforce any provision of this Agreement shall not be construed as a waiver of its rights under such provision.

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                  3.2. Construction and Enforcement. This Agreement shall be construed in accordance with the laws of the State of California, without and application of the principles of conflicts of laws.

                  3.3 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally (including by confirmed legible telecopier transmission) or mailed by certified mail, return receipt requested, or by overnight mail properly receipted to the parties at the following addresses (or to such address as a party may have specified by notice given to the other party pursuant to this provision):

If to the Company:         72757 Fred Waring Drive
                           Palm Desert, California  92260
                           Telephone (760) 779-0251
                           Telecopy (760) 779-0291

If to the Holder:          767 3rd Avenue, 6th Floor
                           New York, New York 10017
                           Attention:  Mr. Alan Weichselbaum
                           Telephone No.: (212) 696-5555
                           Telecopy No.: (212) 676-5529

                  3.4 Separability. In the event that any provision hereof would, under applicable law, be invalid or enforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and permissible under, applicable law. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement which shall remain in full force and effect.

                  3.5 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement. No assignment of this Agreement or of any rights or obligation hereunder may be made by either party (by operation of law or otherwise) without the prior written consent of the other and any attempted assignment without the required consent shall be void.

                  3.6 Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but which together shall constitute one and the same Agreement.

                                        SPARE BACKUP, INC.

                                        By: /s/ Cery Perle
                                            --------------
                                            Cery Perle, Chief Executive Officer



                                        GIMMEL PARTNERS, LP

                                        By: /s/ Alan Weischelbaum
                                            ---------------------
                                            Alan Weichselbaum, General Partner

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